# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Teradata Corp, CIK 0000816761
CUSIP: 88076W103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 17095 Via Del Campo, San Diego, California (CA), 92127
Date of event which requires filing of this statement: 03/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 9,416,666; shared voting power 0; sole dispositive power 9,416,666; shared dispositive power 0; aggregate amount beneficially owned 9,416,666 (9.9% of the class)
- Lynrock Lake Partners LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 9,416,666; shared voting power 0; sole dispositive power 9,416,666; shared dispositive power 0; aggregate amount beneficially owned 9,416,666 (9.9% of the class)
- Cynthia Paul (CIK 0001736572): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 9,416,666; shared voting power 0; sole dispositive power 9,416,666; shared dispositive power 0; aggregate amount beneficially owned 9,416,666 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Teradata Corp
Address of issuer's principal executive offices: 17095 Via Del Campo, San Diego, California (CA), 92127

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Lynrock Lake LP (the "Investment Manager"), Lynrock Lake Partners LLC (the "General Partner") and Cynthia Paul ("Ms. Paul" and, with the Investment Manager and the General Partner, collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
Residence or business address: The principal business office of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
Present principal occupation or employment: The principal business of the Reporting Persons is investment management. Ms. Paul serves as the Sole Member of the General Partner, which is the general partner of the Investment Manager.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Investment Manager and General Partner was organized in the state of Delaware, and Ms. Paul is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock reported herein were purchased by Lynrock Fund between May 30, 2019 and March 6, 2025. The source of the capital to purchase such securities was Lynrock Fund's working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 9,416,666 shares of Common Stock reported herein is approximately $255,755,996, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the Common Stock reported herein for investment purposes, and such acquisitions were made in the Reporting Persons' ordinary course of business. The Reporting Persons filed an initial Schedule 13G on February 14, 2023, which filing was amended on February 14, 2024 and November 14, 2024 (as amended, the "Schedule 13G"). The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G.

On March 14, 2025, Ms. Paul held an introductory call with the chairperson of the Issuer's board of directors (the "Board"). During the conversation, Ms. Paul shared her perspective that the Issuer's stock was significantly undervalued relative to the Issuer's strategic asset value. The two parties discussed the Issuer's business strategy, Board composition, and potential paths to enhancing shareholder value. Ms. Paul expressed her belief that the Issuer should prioritize driving improved gross retention rates, expansion within the installed base, and higher free cash flow. Ms. Paul also stated her view that the Issuer would benefit from the addition of a shareholder representative to the Board and that the Issuer should establish an executive committee, a subset of the Board which would include the shareholder representative, to provide strategic guidance to the Issuer's leadership team with a focus on increasing free cash flow, growing total ARR, and evaluating potential strategic alternatives to maximize shareholder value. On March 15, 2025, Ms. Paul spoke with the Issuer's Chief Executive Officer regarding the Issuer's business strategy, Board composition, and the importance of hiring a Chief Financial Officer with experience driving operational efficiencies and sustainable free cash flow growth.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may, in their sole discretion, depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, purchase additional Common Stock, or other securities convertible into or exchangeable for Common Stock, or dispose of Common Stock or other securities convertible into or exchangeable for Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may engage in further conversations with the Board and/or management regarding a range of issues, including those relating to the business and strategy of the Issuer, management, corporate governance, operations, investor communications, capital allocation, capital structure, mergers and acquisitions strategy, and executive compensation. The Reporting Persons also may have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 94.6 million shares of the Issuer's Common Stock outstanding as of January 31, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on February 21, 2025.

The Reporting Persons' ownership of the Issuer's securities consists of 9,416,666 shares of Common Stock held directly by Lynrock Lake Master Fund LP ("Lynrock Fund"). The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days:

Amount of
Securities Average Date of
Nature of the Transaction Purchased Price ($) Purchase

Open Market Purchase of Common Stock 185,541 $24.69 02/12/25
Open Market Purchase of Common Stock 84,606 $24.66 02/13/25
Open Market Purchase of Common Stock 62,147 $24.57 02/14/25
Open Market Purchase of Common Stock 109,394 $24.58 02/18/25
Open Market Purchase of Common Stock 180,632 $24.50 02/19/25
Open Market Purchase of Common Stock 100,000 $24.14 02/20/25
Open Market Purchase of Common Stock 100,000 $23.43 02/21/25
Open Market Purchase of Common Stock 48,033 $23.43 02/24/25
Open Market Purchase of Common Stock 76,960 $24.16 02/25/25
Open Market Purchase of Common Stock 275,007 $24.04 02/26/25
Open Market Purchase of Common Stock 200,000 $23.61 02/27/25
Open Market Purchase of Common Stock 200,267 $23.41 02/28/25
Open Market Purchase of Common Stock 568,484 $23.34 03/03/25
Open Market Purchase of Common Stock 307,010 $23.22 03/04/25
Open Market Purchase of Common Stock 28,889 $23.15 03/05/25
Open Market Purchase of Common Stock 45,350 $23.32 03/06/25
Other persons with the right to receive dividends or sale proceeds: Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the Common Stock directly held by Lynrock Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Lynrock Lake LP: By: /s/ Cynthia Paul, By: Lynrock Lake Partners LLC, its General Partner, By: Cynthia Paul, Sole Member (03/21/2025)
- Lynrock Lake Partners LLC: By: /s/ Cynthia Paul, By: Cynthia Paul, Sole Member (03/21/2025)
- Cynthia Paul: By: /s/ Cynthia Paul, Cynthia Paul (03/21/2025)